082-34867

08004519

TRINIDAD
DRILLING LTD
TDG

July 31, 2008

SEC
Mail Processing
Section

AUG 11 2008

Washington, DC
103

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated July 31, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

PROCESSED
AUG 29 2008
THOMSON REUTERS

dw 8/28

TRINIDAD DRILLING
TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Thursday, July 31, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. TO HOLD CONFERENCE CALL AND WEBCAST ON SECOND QUARTER RESULTS ON TUESDAY AUGUST 12, 2008.

CALGARY, Alberta – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce that they will release their second quarter 2008 results prior to market open on Tuesday, August 12, 2008. The news release will provide consolidated second quarter operating information and financial statements.

A conference call and webcast to discuss the results will be held for the investment community the same day beginning at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (800) 732-6179 (toll-free in North America) or (416) 644-3417 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 11:00 a.m. MT on August 12 until midnight August 19, 2008 by dialing (877) 289-8525 or (416) 640-1917 and entering replay access code 21277788#.

A live audio webcast of the conference call will also be available via Trinidad's website, www.trinidaddrilling.com

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

END